

April 2, 2015

Michael Z. Barkin
Executive Vice President Finance and Chief Financial Officer
Vail Resorts, Inc.
390 Interlocken Crescent
Broomfield, CO 80021

  Re: Vail Resorts, Inc.
    Form 10-K for Fiscal Year Ended July 31, 2014
    Filed September 24, 2014
    File No. 001-09614

Dear Mr. Barkin:

  We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

  Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Financial Statement Notes</u>

<u>Note 2: Summary of Significant Accounting Policies</u>

<u>Revenue Recognition, page F-10</u>

1. You disclose on page 7 that the Epic Pass provides access to mountain resorts in France, Switzerland and Japan. It appears that you do not own any ski facilities in these countries. Please explain to us how you recognize revenues and expenses, if any, along with their amounts for the reporting periods presented related to the use of Epic Passes in these countries. Also, tell us whether you are the primary obligor in this situation and whether you have any obligation to the resorts in these countries associated with the Epic Pass. We may have further comment.

2. We note your revenue recognition polices for non-refundable and refundable private club initiation fees. For refundable initiation fees, you state that the difference between the amount paid by the member and the present value of the refund obligation is recorded as deferred initiation fee revenue and is recognized as revenue on a straight-line basis over 30

years. In that regard, tell us how you estimate the amount of the refund obligation at the end of 30 years. To the extent that the amounts are material and involve significant judgment and estimates, please disclose how you make estimates in this area in critical accounting policies in MD&A. Refer to SEC Release No. 33- 8350.

Note 16: Stock Compensation Plan, page F-30

3. It appears the disclosures required by ASC 718-10-50-2(e) have not been provided. Please revise as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Melissa Raminpour for

Lyn Shenk
Branch Chief